

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 18, 2015

Via E-mail
Alan Edrick
Executive Vice President and Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

      Re: OSI Systems, Inc.
              Form 10-K for Fiscal Year Ended June 30, 2015
              Filed August 24, 2015
              File No. 000-23125

Dear Mr. Edrick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Russell Mancuso

              Russell Mancuso
              Branch Chief
              Office of Electronics and Machinery

cc: Victor Sze